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                    U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

[X] Form 10-K and 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and 10-QSB
[ ] Form N-SAR

         For Period Ended: December 31, 1999
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         Nothing in this form shall be construed to imply the Commission has verified any information contained herein.

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Part I  Registrant Information

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Full Name of Registrant:         First Priority Group, Inc.
                                   51 East Bethpage Road
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                          (Address of Principal Executive Office)

                                 Plainview, New York 11803
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                                 (City, State and Zip Code)

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Part II Rules 12b-25(b) and (c)

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         (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

         (b) The subject report on Form 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date.

         (c)   Not applicable.

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Part III Narrative

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The Registrant has been unable to complete and file, when originally due, the
Annual Report on Form 10-KSB, as a result of delays in finalizing the details in the new business plan of the Registrant to be included in the Description of Business section in Part I, Item 1 of this Report, drafting the new Forward Looking Statements

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and Cautionary Factors section in Part II, Item 6 of this Report and obtaining the requisite exhibits in Section 13 of this Report.

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Part IV  Other Information

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         (1) Name and telephone number of person to contact in regard to this notification

         Lawrence A. Muenz                           (516) 242-7348
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              (Name)                             (Area Code)  (Telephone Number)


         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                       [X] Yes  [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                       [X] Yes [ ] No

The net loss for the year ended December 31, 1999 will be $965,632 as compared to a net loss of $2,003,758 for the year ended December 31, 1998.

                           First Priority Group, Inc.
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 31, 2000                  By:    /s/ Barry Siegel
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                                       Name:  Barry Siegel
                                              Chairman of the Board
                                              of Directors, Secretary and
                                              Chief Executive Officer